Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

June 29, 2022

VIA EDGAR

Ms. Kathleen Collins

Ms. Joyce Sweeney

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on March 10, 2022 (File No. 001-36397)

Dear Ms. Collins and Ms. Sweeney,

The Company has received the letter dated June 27, 2022 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than July 25, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8262 8888 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP